URANIUM RESOURCES, INC.	405 State Highway 121 Bypass
Building A, Suite 110
Lewisville, TX 75067
972.219.3330 Phone
972.219.3311 Fax

August 16, 2010

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Attention: H. Roger Schwall, Assistant Director

Re:          Uranium Resources, Inc.

Schedule 14A Definitive Proxy Statement

Filed April 27, 2010

File No. 1-33404

Dear Mr. Schwall:

I am in receipt of the Staff’s letter of comments dated August 4, 2010 (“Comment Letter”) to the above referenced filing.  For your convenience, we have set forth the original comments from the Comment Letter in bold typeface, and appearing below them are the Company’s responses.

Comment #1:

1.             We note the prospectus supplement pursuant to Rule 424(b)(5) dated June 21, 2010. We are unable to locate an unqualified legality opinion for this offering of 23,809,500 shares of your common stock covered by the shelf registration statement filed on Form S-3, file number 333-166647, declared effective on May 21, 2010, Please file the unqualified opinion in a Form 8-K or by post-effective amendment, or advise. For guidance, please refer to Question 212.05 of the Securities Act Rules Compliance and Disclosure Interpretations, available on our web site at: http://www.sec.gov/divisions/corptin/cfguiclaflce. shtml.

Response:

A Form 8-K was filed on August 5, 2010 containing the requested opinion.

Comment #2:

2.             Please confirm in writing that you will comply with the following comments relating to your proxy in all future filings, and provide us with an example of the disclosure you intend to use in each case, After our review of your responses, we may raise additional comments,

Response:

The Company will comply with the referenced comment in the comment letter dated August 4, 2010 relating to our proxy in all future filings, the following are examples of the types of disclosure we intend to use in such future filings.

Comment #3:

3.             We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K, although you state on page 12 that “[t]he Compensation Committee oversees the compensation of [your] chief executive officer and other executive officers and evaluates the appropriate compensation incentives to motivate senior management to grow long-term shareholder returns without undue risk-taking,” Please advise us of the basis for your conclusion that disclosure in response to this item is unnecessary and describe the process you undertook to reach that conclusion.

Response:

The Company does not believe that its compensation policies motivate undue risk taking because of the manner in which our executive compensation is established.

Our process for risk oversight involves our board of directors and each of our board committees.  The compensation committee assesses Company objectives and performance measurement criteria before their review and approval by the board directors and assesses whether such objectives may be circumvented. Our compensation programs are constructed so as not encourage excessive risk-taking by our employees.  These risk management procedures enable us to develop appropriate risk-adjusted performance expectations.

This conclusion was reached after discussions with the Compensation Committee and the Board of Directors.  Future filings will include this assessment.

Comment #4:

4.             We note your disclosure that you measure your financial performance against certain operational, cost, and budget targets, and your non-financial performance against certain performance goals and core values. You further disclose that when the company’s performance does not meet key financial and non-financial objectives, “named executive officers should be paid less than expected levels.” Your related disclosure indicates that bonus compensation and non-equity incentive plan compensation were not awarded during your fiscal year ended December 31, 2009. With a view toward disclosure, please disclose the key financial and non-financial targets and objectives (assuming you set targets and objectives for compensation purposes last year) and the actual results attained. To the extent you believe that disclosure of such quantitative or qualitative performance information would result in competitive harm, such that the information should be excluded pursuant to Instruction 4 to Item 402(b) of Regulation S-K, please provide to us a detailed explanation regarding such conclusion. If you have an appropriate basis for omitting this information, you must discuss the difficulty or likelihood of the company to attain the undisclosed performance targets and objectives. Refer to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations, available at http://www.sec.gov/divisions/coriJguidance/res-kiflterphtm.

Response:

2009 was a year of limited operations with a small amount of production through July 2009 when we shut down our remaining wellfields.  The Company’s primary objective during 2009 was conservation of cash to permit the Company to survive during the downturn in uranium prices.  As a result, no bonuses or incentive compensation were awarded for 2009.

The strategic plan adopted by the Board in March 2010 contains specific financial and non-financial objectives for the Chief Executive Officer and puts in place the determination of such objectives for each of our officers.  The specific financial objectives for the CEO are as follows:

The Company’s relative 12 month stock price performance compared to the Company’s peer group as set out in the Company’s prior year annual report.

Completion of a successful financing transaction that provides the Company with sufficient capital to move forward with its Company objectives.

The specific non-financial objectives for the CEO are as follows:

Maintain a best-in-class safety program for all Company employees on an annual basis.

Achieve an environmental performance record in full compliance with applicable regulatory requirements on an annual basis.

Completion of a strategic plan accepted and approved by the Company’s Board of Directors.

Each of our executive officers has complementary objectives for such officer’s area of responsibility.

We will disclose in our proxy statement for the next annual meeting of stockholders the Compensation Committee’s assessment of the actual results attained and the compensation decisions reached as a result of such assessment.

The Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in this filing.

•                  Staff comments of changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing.

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Thomas H. Ehrlich

Thomas H. Ehrlich
Vice President and Chief Financial Officer